UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 12, 2002

Bruce M. Gack
Vice President and Assistant General Counsel
The Kroger Company
1014 Vine Street
Cincinnati, OH 45202-1100

Act	1934
Section	
Rule	14A-8
Public Availability	4/12/2002

Re: The Kroger Company
Incoming letter dated February 19, 2002

Dear Mr. Gack:

This is in response to your letters dated February 19, 2002 and March 25, 2002 concerning the shareholder proposal submitted to Kroger by the Teamsters Affiliated Pension Plan. We also have received letters from the proponent dated March 14, 2002 and April 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Louis Malizia
Assistant Director
Office of Corporate Affairs
International Brotherhood of Teamsters
25 Louisiana Avenue, NW
Washington, DC 20001-2198

CRGH

Kroger

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

February 19, 2002
VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal of Teamsters Affiliates Pension Plan

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a revised proposal sent under cover dated January 22, 2002, received from the Teamsters Affiliates Pension Plan (the "Proponent"), as further revised by my letter dated February 4, 2002, and a confirmation dated February 6, 2002 from the Proponent, all of which are attached hereto as Exhibit A (the "Proposal"); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The Proposal requests the Board to "... take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections ... ."

Kroger intends to mail to shareholders, on or about May 10, 2002, its definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with its 2002 Annual

Meeting. That meeting currently is scheduled to be held on June 27, 2002. Kroger intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(2), (3) and (6), and 14a-9, and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. To the extent Kroger's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please confirm that no enforcement action will be recommended if the Proposal is excluded.

A. The Proposal is properly excludable under Rule 14a-8(i)(2) because it would result in a violation of Ohio law.

Rule 14a-8(i)(2) permits the exclusion of shareholder proposals that, if implemented, would require the issuer to violate state, federal or foreign law. The Proposal requests "... the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections ... ." Kroger's Board of Directors is divided into three classes pursuant to Kroger's regulations. The elimination of Kroger's classified Board would require an amendment to Kroger's regulations. Under the laws of the State of Ohio, Kroger's state of incorporation, only the shareholders are authorized to amend a company's regulations. See O.R.C. § 1701.11. The Proposal, however, directs Kroger's Board of Directors to amend the regulations, which it cannot legally do. Under the corporation laws of many states, regulations (more commonly referred to as by-laws) can be amended by the shareholders or the directors. The Proposal might be appropriate under the laws of other states, such as Delaware, in which directors have the ability to amend the regulations to eliminate classified Boards. It simply does not work under Ohio law. Ohio Revised Code § 1701.11 provides, in part:

> (A)(2) The regulations may be amended, or new regulations may be adopted, in either of the following ways: (a) By the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal; (b) Without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal.

Subsection (A)(3) permits the regulations to provide for a greater or lesser proportion than set forth in subsection (A)(2), but not less than a majority of the voting power.

Article VII of Kroger's regulations, which sets forth the requirements for amending the regulations, is consistent with Ohio Revised Code § 1701.11:

> These regulations may be amended or repealed at any meeting of shareholders called for that purpose by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power on such proposal, except

> that the affirmative vote of the holders of record of shares entitling them to exercise 75% of the voting power on such proposal shall be required to amend, alter, change or repeal Sections 1 or 5 of Article II, Article IV, this Article VII, or to amend, alter, change or repeal these regulations in any way inconsistent with the intent of the foregoing provisions.

The Staff typically will not grant a request for no-action relief for proposals to declassify a Board of Directors when they are styled as recommendations to the Board. Such a precatory proposal does not intrude into the authority of the Board of Directors under the law of most states. The issue involved under Ohio law is different. Here, the Proponent is **requesting the Board to take action that legally it cannot take**.

Management has advised the Proponent that Ohio law leaves this question to shareholders, and that the Board is without legal power to take the steps requested in the Proposal. The Proponent insists, however, on casting its proposal as precatory, presumably because it believes that it will not obtain the votes necessary to change Kroger's regulations. Whatever the Proponent's reason, the failure to cast the Proposal as an action by shareholders amending the regulations is contrary to Ohio law.

In sum, in order to implement the Proposal, the Board of Directors is being requested to take action that only the shareholders can take. Therefore, the Proposal is properly excludable because Ohio law forbids the Board of Directors to effectuate the Proposal.

B. The Proposal is properly excludable under Rule 14a-8(i)(6) because it is beyond the Board of Directors' power to effectuate.

Rule 14a-8(i)(6) provides that proposals that deal with a matter beyond the issuer's power to effectuate are excludable. As discussed above, only the shareholders of Kroger, not the Board of Directors, may take the necessary steps to effectuate the Proposal. The shareholders cannot override Ohio law or Kroger's regulations by directing that the directors eliminate the classified Board of Directors. For all of the reasons set forth in paragraph A. above, the Proposal likewise is excludable because it is beyond the Board's power to effectuate. If the shareholders desire to eliminate the classified Board, they must do so by amending Kroger's regulations. Kroger's Board of Directors simply cannot do so.

C. The Proposal is properly excludable under Rule 14a-8(i)(3) and 14a-9 because it is false and misleading.

Rule 14a-8(i) permits the exclusion of a shareholder proposal that is contrary to Rule 14a-9 of the Commission's Proxy Rules, in that the proposal and supporting statement are vague, false and misleading. The Proposal contains a number of statements that are false and misleading in the context presented.

(1) The Proposal

The Staff of the Commission, on at least two occasions, has determined that a proposal that requests that the Board of Directors "take the steps necessary" to declassify the Board is false and misleading. *First National State Bancorporation* (May 2, 1983); *Brown Group, Inc.* (November 22, 1977). According to the Staff, such proposals are false and misleading because they fail "to specify the time at which the change ... is to be implemented and ... fail to set forth the means by which the elimination of the staggered system of directors' elections is to be effected." *First National Bancorporation* (May 2, 1983); *Brown Group, Inc.* (November 22, 1977).

The Proposal requests that Kroger's Board of Directors "... take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections ... ." The Proposal fails to specify the time at which the change is to be implemented. The proposal contains only a vague reference that the "declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected." In addition, the proposal fails to set forth the means of implementation.

(2) The Supporting Statement

Proponent's supporting statement contains several statements that are intended to inflame shareholders and to create false impressions. The second paragraph of the supporting statement reads as follows:

> This is the fourth year in a row that shareholders have brought a proposal on the annual election of directors before fellow shareholders at the annual meetings. In each of the past three years, a majority of the shares voting on the proposal, voted FOR declassification. In 2000 and 2001, more than 60% of shares cast on the proposal voted to declassify their company's Board of Directors. Although the majority of shares voted on the proposal favored adoption, the Board has not taken steps to implement the proposal.

These statements lead shareholders falsely to conclude that

- the Board of Directors is not responsive to the desires of shareholders;

In fact, the Board takes all shareholder proposals seriously. In the case of the Proposal and its predecessors, each year the Board has consulted with its outside advisors to determine the appropriate action to take in response to the Proposal. As set forth above, the Board is incapable of implementing the Proposal under Ohio law and the regulations.

- action of the Board is necessary to declassify the Board;

In fact, Board action is neither necessary nor permitted in implementing the Proposal. Only shareholders can implement the Proposal.

- if properly presented as an amendment to the regulations that the votes received in 2000 and 2001 would be sufficient to implement the Proposal; and

In fact, an amendment to the regulations to change the manner in which directors are elected requires the affirmative vote representing 75% of the voting power of Kroger. Prior votes on similar proposals achieved a majority of the votes cast, but nowhere near 75% of the voting power.

- the Board lawfully can effectuate the Proposal.

In fact, as more particularly set forth above, under Ohio law only shareholders can amend the regulations to change the manner in which members of the Board of Directors are elected. The Proponent's supporting statement is vague and misleading because it leads shareholders wrongly to believe otherwise.

D. Conclusion.

The Proposal may be omitted from the Proxy Materials because (i) its implementation would violate state law, (ii) it deals with a matter beyond the registrant's power to effectuate, and (iii) it contains vague, false and misleading statements. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,

Bruce M. Gack

Enc.

cc. Louis Malizia
The Teamster Affiliates Pension Plan
25 Louisiana Avenue, N.W.
Washington, DC 20001

RESOLVED: That the stockholders of The Kroger Company ("Kroger" or "the Company") urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: Kroger's Board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the Board each year.

This is the fourth year in a row that shareholders have brought a proposal on annual election of directors before fellow shareholders at the annual meetings. In each of the past three years, a majority of the shares voting on the proposal, voted FOR declassification. In 2000 and 2001, more than 60% of shares cast on the proposal voted to declassify their company's Board of Directors. The Board has consistently chosen to ignore the majority of its shareholders.

Companies often defend classified boards by suggesting that they preserve continuity. We think continuity is ensured through director re-elections.

We believe that annual elections can pave the way for improved board sensitivity to important shareholder issues. In particular, it can help speed the diversification of Kroger's Board and introduce new perspectives.

In addition, a declassified board allows the company to respond quickly to changes by giving the board the ability to appoint more qualified candidates each year.

Shareholders at many companies are voting to declassify their board of director elections. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal. By adopting annual elections, Kroger can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives. In 2001, because its Board continually ignored its shareholders' majority votes, Kodak's shareholders, supported by Institutional Shareholder Services, encouraged their peers to "**vote no**" for the incumbent directors up for election that year.

By adopting annual elections, Kroger can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

We urge you to vote YES for this proposal.

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

February 4, 2002

VIA FAX 202-624-6833

Mr. Louis Malizia
Assistant Director for Corporate Affairs
The Teamster Affiliates Pension Plan
25 Louisiana Avenue, N.W.
Washington, DC 20001

RE: Shareholder Proposal

Dear Mr. Malizia:

This will confirm our telephone conversation of this afternoon regarding your shareholder proposal. As we discussed, I believe that two sentences in the supporting statement remain misleading, and you requested that I provide alternate language.

I recommend revising the last sentence of the second paragraph of the supporting statement to read, "Although the majority of shares voted on the proposal favored adoption, the Board has not taken steps to implement the proposal." I recommend revising the last sentence of the sixth paragraph of the supporting statement to read, "In 2001, Institutional Shareholder Services recommended that its clients withhold votes for the incumbent directors at Kodak for failure to implement an annually elected board."

Under Ohio law the Board does not have the authority to make the changes requested in the proposal—only the shareholders may do so. The Board's outside advisors, with whom the Board consulted last month, continue to advise that the classified Board structure is in the best interests of the Company. Under those circumstances we do not believe that it is appropriate for the Board to recommend to the shareholders the taking of action that would be inconsistent with that outside advice.

As was the case last year, the Company stands ready to discuss with you this and other matters of corporate governance. I hope that you will consider withdrawing your shareholder proposal. If so, please be aware that the meeting is scheduled for June 27, 2002 and we expect to print the proxy statement during the first week of May. In any event, I would appreciate your response to my suggested revisions to the supporting statement as soon as possible.

I look forward to hearing from you.

Very truly yours,

Bruce M. Gack

cc. Paul Heldman

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

February 6, 2002

Via Facsimile: 513.762.4554

Mr. Bruce M. Gack
Vice President and Assistant General Counsel
The Kroger Company
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Gack:

I have reviewed your proposed revision to the Teamsters Affiliates Pension Plan shareholder proposal. The revisions are acceptable to the Plan. Please implement the changes to the proposal.

Thank you.

Sincerely,

Louis Malizia, Assistant Director
Office of Corporate Affairs

cc: Paul Heldman
Senior Vice President, Secretary and General Counsel

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, SR. PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

March 25, 2002
Via Airborne Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20547

RE: Shareholder Proposal of Teamsters Affiliate Pension Plan (the "Proponent")

Ladies and Gentlemen:

On February 19, 2002, The Kroger Co. filed its request for no-action in response to the Proponent's shareholder proposal (the "Proposal") requesting declassification of Kroger's Board. The Proponent filed a reply (the "Reply") dated March 14, 2002, and this letter constitutes our response to the Reply.

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed are the following:

A. Six copies of this letter;

B. Six copies of the Reply, excluding the exhibits thereto, attached hereto as Exhibit A;

C. One additional copy of this letter along with a self-addressed return envelope in order to return a file-stamped receipt copy of this letter.

In the Reply, the Proponent spends three pages arguing that the Proposal does not violate Ohio law. Notably, although Kroger's request included the opinion of counsel required by Rule 14a-8(j)(2)(iii), the Proponent's Reply does not contain a contrary opinion of counsel. The obvious conclusion to be drawn is that the Proponent was unable to obtain an opinion of counsel supporting its position because the Proposal **would** result in a violation of Ohio law.

1. The No-Action Letters cited by the Proponent in the Reply do not apply.

In an effort to support its claims that are not supported by any legal opinion, the Proponent cites three no-action letters from jurisdictions other than Ohio.

The Proponent claims that the Division already has decided this issue in *Amoco Corporation* (January 9, 1995). In *Amoco*, the Company did not argue that the proposal would violate state law, but only that it lacked the power to effectuate the proposal under Delaware law because it was incorporated in Indiana. The Staff concluded that the proposal's reference to Delaware could be cured by modifying it properly to refer to Indiana, Amoco's state of incorporation.

The Proponent's reliance on *Comair Holding, Inc.* (April 20, 1999) also is misplaced. In *Comair Holding*, the Company argued that the proposal sought to require the Board to do something that it could not do under Kentucky law - namely amend the articles of incorporation. While *Comair Holding* would be somewhat persuasive if Kroger was incorporated in Kentucky, Kroger is incorporated under the laws of the State of **Ohio**, and *Comair Holding* applies Kentucky law.

Finally, the Proponent cites *Ratheon Company* (March 9, 1999), in support of its contentions that the Proposal is proper under Ohio law. Raytheon is incorporated in Delaware. In *Ratheon* the Company argued that Delaware law would prevent implementation of the proposal because of contractual obligations of the Company contained in merger documentation. Neither the applicable state nor the circumstances involved are the same, and *Ratheon* simply does not apply to this Proposal.

While the law of other states may not preclude a Board from implementing a proposal such as the Proposal, we continue to hold the opinion that under Ohio law the Proposal is improper. We are aware of no other no-action requests under similar circumstances under Ohio law for which the Division has responded.

2. The Proposal is False and Misleading.

Although the Proponent did make a revision suggested by the Company, the revised Proposal remains misleading for reasons set forth in Paragraph (C) of our request. In reading the Proposal, no reasonable shareholder could come to any conclusions other than the erroneous conclusions that (i) the Board of Directors is not responsive to shareholders, (ii) action by the Board is necessary to declassify the Board, (iii) sufficient shareholder support for the Proposal in past years exists to implement the Proposal, and (iv) the Board lawfully can implement the Proposal.

For the foregoing reasons, and as more specifically set out in our February 19, 2002, request, Kroger continues to believe that the Proposal may be excluded. Please call me at (513) 762-1482 if you require any additional information or wish to discuss this matter further.

Very truly yours,

Bruce M. Gack

cc. Louis Malizia
The Teamsters Affiliate Pension Plan
25 Louisiana Avenue, NW
Washington, DC 20001

I:\Legal\users\1482\1369\shareholder\2002\declass.doc

INTERNATIONAL BROTHERHOOD OF TEAMSTERS
AFL-CIO

Exhibit A

March 14, 2002

U. S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth St., N.W.
Washington D.C. 20549

Request for Enforcement of inclusion of Shareholder Proposal in Proxy Materials - Teamsters Affiliated Pension Plan shareholder resolution at The Kroger Company

Dear Chief Counsel:

The Teamsters Affiliated Pension Plan ("TAPP" or "the Teamsters") is responding to The Kroger Company's notice to the U. S. Securities & Exchange Commission ("SEC" or "the Commission"), Division of Corporation Finance ("the Division") of its intention to exclude TAPP's shareholder proposal ("the Proposal"). Kroger claims the Proposal is excludable under Rules 14a-8(i)(2), (3) and (6), and Rule 14a-9.

The Teamsters disagree.

Facts

On January 9, 2002, TAPP submitted a shareholder resolution on declassifying the Board of Directors of The Kroger Company ("Kroger" or "the Company").

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

On January 11, 2002, Kroger's Vice President & Assistant General Counsel, Bruce Gack, wrote a letter ("the January 11, 2002 letter") to the Teamsters in which it was suggested that there were "*several* statements that either are false, and therefore must be omitted, or require substantiation" (emphasis added). The letter also requested documentation on claims made in the Proposal, one referencing a 2001 Investor Responsibility Research Center ("IRRC") report, the other the claim that the Institutional Shareholder Service (ISS) and Proxy Voting Service (PVS) support for Eastman Kodak ("Kodak") shareholders withholding votes from directors.

On January 22, 2002, the Teamsters responded to the January 11, 2002 letter, disagreeing with some of Kroger's statements on (a) whether or not the Company's Board "ignored" the majority of voting shareholders; and (b) whether "a majority of the shares voting on the proposal voted for declassification."[1] Of the two items requiring substantiation, we supplied the IRRC data, and after review, noted that "the ISS supported shareholders' efforts to 'Vote No' [at Kodak] only for incumbent directors." Consequently, we provided the Company a revised Proposal.

On February 4, 2002, Gack wrote to the Teamsters ("February 4, 2002 letter"), referencing a telephone conversation with me earlier that day. In his letter, Gack recommended further changes to the Proposal, based in part on the January 22, 2002 letter to Kroger from the Teamsters. Gack further claimed that the Board has no authority to make the necessary changes to declassify the Board under Ohio Law, that only the shareholders do. Based upon this claim, Gack requested that the Teamsters withdraw the Proposal.

On February 6, 2002, the Teamsters responded to Gack's February 4, 2002 letter, accepting the suggested changes to the Proposal, but did not withdraw it.

On February 19, 2002, Kroger sent notice to the Division that it intends to exclude the Proposal from its proxy materials ("February 19, 2002 letter").

[1] From the Teamster's shareholder Proposal ("the Proposal"), Supporting Statement (Document attached)

In *Comair Holding, Inc.* (April 20, 1999), Comair claimed the same exemptions under Rule 14a-8(i)(2) that Kroger now claims, erroneously using state law as exempting them from shareholder proposals.[6] The Division reaffirmed its view that a proposal urging a Board of Directors to take the necessary steps to declassify the Board cannot be omitted under Rule 14a-8(i)(2). Kroger's claims, like Comair's, must also be rejected. Therefore, Kroger must include the Proposal.

In *Raytheon Company* (March 9, 1999), the "proposal requests that the Board take the necessary steps to ensure that all directors are elected annually with a 70% majority of independent directors." The Division was "unable to concur" with Raytheon that the proposal was excludable under 14a-8(i)(2) or 14a-8(i)(6) "as causing Raytheon to violate state law or as dealing with matters beyond Raytheon's power to implement."[7] Like Raytheon, Kroger makes the same claims with which the Division was unable to concur. Therefore, like Raytheon, Kroger must include the Proposal.

Ohio Revised Code

Kroger erroneously claims that, by adopting the Proposal, Kroger would be in violation of the law. While Ohio Revised Code §1701.10 "prohibits directors from taking any action to adopt or amend regulations after the shareholders have adopted regulations,"[8] it doesn't stop the Board from bringing the issue before shareholders, nor does it stop shareholders from bringing the issue, in the form of a non-binding shareholder Proposal to fellow shareholders. And, nothing in Ohio Revised Code 1701.11 forbids the company from taking the necessary steps, in accordance with state law, to declassify its Board of Directors.[9]

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[6] *Comair Holdings,* March 8, 1999

[7] *Raytheon Company,* March 9, 1999. **SEC Reply-1.** Staff was unable to concur with Raytheon on 14a-8(i)(2); however, the Division did find a basis under Rule 14a-9 and Rule 14a-8(i)(8), but suggested remedial changes to that proposal, and, would recommend enforcement provided that the proponent made the Division's suggested changes.

[8] Final Analysis: Am. H.B. 78, 123rd General Assembly (As Passed by the General Assembly). Lisa Sandberg. Ohio Legislative Service Commission.

[9] In a process in compliance with state law, the Company recently brought before shareholders for their vote a change to Kroger's Articles of Incorporation. The amendment came from Kroger's 1998 Proxy Statement (Item Number 2) in the form of a proposal presented to the shareholders by Kroger management, asking "the shareholders [to] authorize the amendment of the Amended Articles of Incorporation," giving to the Board of Directors, certain powers "without further action by the shareholders except as shareholder action may be required

Declassifying the Board of Directors would follow similar procedures. The steps are:

1. Writing a proposed amendment in Kroger's regulations (that is, by-laws);
2. Setting up a special meeting, or putting the matter on the agenda of the annual meeting of shareholders, to vote on the proposed by-law change; and,
3. A shareholder vote at the meeting.

In this way, the declassification regulation would be adopted "by the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal."[10]

The Proposal Contains No False & Misleading Statements

Kroger erroneously claims that the use of the phrase "take the steps necessary" is false and misleading, because the "Proposal fails to specify the time at which the change is to be implemented."[11] It does. The Proposal's last sentence read: "The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected." Therefore, the specific time frame is when the previously elected directors' terms expire. As such, Kroger's argument is invalid, and therefore, the Proposal is neither false nor misleading.

Even if the Division cannot agree that the Proposal sets forth a specific time frame, then it must follow the views expressed by the Staff of the Division in *Starbucks Corporation* (December 12, 2001). There, the Division was "unable to concur ... that Starbucks may exclude the entire proposal under rule 14a-8(i)(3)."[12]

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by law or contractual arrangements."[9] Kroger's 10-Q for October 31, 1998 reports that shareholders approved the change to the Articles of Incorporation.

[10] Ohio Revised Code, §1701.11(a)(2)(A)

[11] Letter from Kroger to the SEC, February 19, 2002

[12] *Starbucks Corporation* (December 12, 2001), **SEC-REPLY-1.**

As Kroger argues now, Starbucks argued that its proposal "fails to specify the time period in which the change must be completed." The Division appeared to agree with the proponent's argument that "[s]ince it is non-binding, there would be no purpose in attempting to specify a means of implementation or a deadline for doing so."[13]

In the January 11, 2002 letter, Kroger's counsel stated:

> Although it is true that the shareholder proposal has not been implemented, characterizing the Board's actions as "ignoring" shareholders is both false and misleading.

The Teamsters responded to Kroger, noting that Merriam-Webster's Collegiate Dictionary defines ***ignore*** as *to reject as ungrounded,* and that Kroger's Board rejected its shareholders' desires for a declassified Board. Nonetheless, in the spirit of cooperation, when Gack, in his February 4, 2002 letter, suggested changing the last sentence of the second paragraph of the supporting statement to - "Although the majority of shares voted on the proposal favored adoption, the Board has not taken steps to implement the proposal," the plan accepted the revisions.

Even after the Plan accepted *Kroger's revisions*, the Company represents to the Division that ***its own recommended revisions*** lead shareholders to falsely conclude that the Board is unresponsive to shareholders' desires.

Conclusion

If Kroger had to bring No-Action requests before a court of law, it would be fined for the frivolous use of the courts.

Since the Proposal doesn't violate Ohio State Law, the Proposal is NOT excludable under Rule 14a-8(i)(2), and the Staff must ENFORCE inclusion in the Proxy Materials.

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[13] Ibid. **INQUIRY - 2**

Because the Proposal is NOT false or misleading, Staff must ENFORCE inclusion in the Proxy Materials.

The mandate of the SEC "is to protect investors and maintain the integrity of the securities markets." The Teamsters urge you to protect Kroger's shareholders who support declassified boards by rejecting the Assistant Counsel's arguments, and by telling Kroger that the Division recommends inclusion of the Proposal in their Proxy Materials for their 2002 Annual Meeting.

Please feel free to contact me at (202) 624-8100. If you are mailing correspondence, please use the United States Postal Service, United Parcel Service or Airborne only, as the International Brotherhood of Teamsters does not accept non-union delivery as a matter of policy.

Thank you.

Sincerely,

Louis Malizia

Louis Malizia, Assistant Director
Office of Corporate Affairs

LM/jh
Enclosures

cc: C. Thomas Keegel, General Secretary-Treasurer, IBT
Paul W. Heldman, Senior Vice President and General Counsel, The Kroger Co.
Bruce M. Gack, Vice President and Assistant General Counsel, The Kroger Co.

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

March 14, 2002

U. S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth St., N.W.
Washington D.C. 20549

Request for Enforcement of inclusion of Shareholder Proposal in Proxy Materials - Teamsters Affiliated Pension Plan shareholder resolution at The Kroger Company

Dear Chief Counsel:

The Teamsters Affiliated Pension Plan ("TAPP" or "the Teamsters") is responding to The Kroger Company's notice to the U. S. Securities & Exchange Commission ("SEC" or "the Commission"), Division of Corporation Finance ("the Division") of its intention to exclude TAPP's shareholder proposal ("the Proposal"). Kroger claims the Proposal is excludable under Rules 14a-8(i)(2), (3) and (6), and Rule 14a-9.

The Teamsters disagree.

<u>Facts</u>

On January 9, 2002, TAPP submitted a shareholder resolution on declassifying the Board of Directors of The Kroger Company ("Kroger" or "the Company").

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

On January 11, 2002, Kroger's Vice President & Assistant General Counsel, Bruce Gack, wrote a letter ("the January 11, 2002 letter") to the Teamsters in which it was suggested that there were "*several* statements that either are false, and therefore must be omitted, or require substantiation" (emphasis added). The letter also requested documentation on claims made in the Proposal, one referencing a 2001 Investor Responsibility Research Center ("IRRC") report, the other the claim that the Institutional Shareholder Service (ISS) and Proxy Voting Service (PVS) support for Eastman Kodak ("Kodak") shareholders withholding votes from directors.

On January 22, 2002, the Teamsters responded to the January 11, 2002 letter, disagreeing with some of Kroger's statements on (a) whether or not the Company's Board "ignored" the majority of voting shareholders; and (b) whether "a majority of the shares voting on the proposal voted for declassification."[1] Of the two items requiring substantiation, we supplied the IRRC data, and after review, noted that "the ISS supported shareholders' efforts to 'Vote No' [at Kodak] only for incumbent directors." Consequently, we provided the Company a revised Proposal.

On February 4, 2002, Gack wrote to the Teamsters ("February 4, 2002 letter"), referencing a telephone conversation with me earlier that day. In his letter, Gack recommended further changes to the Proposal, based in part on the January 22, 2002 letter to Kroger from the Teamsters. Gack further claimed that the Board has no authority to make the necessary changes to declassify the Board under Ohio Law, that only the shareholders do. Based upon this claim, Gack requested that the Teamsters withdraw the Proposal.

On February 6, 2002, the Teamsters responded to Gack's February 4, 2002 letter, accepting the suggested changes to the Proposal, but did not withdraw it.

On February 19, 2002, Kroger sent notice to the Division that it intends to exclude the Proposal from its proxy materials ("February 19, 2002 letter").

[1] From the Teamster's shareholder Proposal ("the Proposal"), Supporting Statement (Document attached)

Statement Supporting Enforcement

The Proposal does NOT violate OHIO law

The language of the Proposal:

> **RESOLVED:** That the stockholders of The Kroger Company ("Kroger" or "the Company") urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

Kroger stretches credulity when it incorrectly claims that the above language violates Ohio Securities Law. In fact, the Division has already addressed this issue in *Amoco Corporation* (January 9, 1995).[2]

In that case, the "proposal urge[d] the Board of Directors [to] take the necessary steps, in compliance with ***Delaware*** state law, to declassify the Board of Directors for the purposes of director elections"[3] (emphasis added). Amoco claimed that they could omit the proposal from its proxy materials because Amoco argued that it was incorporated in the State of Indiana, not Delaware, and was therefore powerless to effectuate the steps necessary to declassify the Board of Directors.[4]

The Division found that this "defect could be cured by revising the proposal to request action in compliance with Indiana state law. Assuming that the revision is made within seven days... the Division does not believe that [Amoco] may rely on Rule 14a-8(c)(6) as a basis for omitting the proposal."[5] TAPP's Proposal generically refers to "state law," and, therefore is in need of no remedial corrections. Therefore, it is permissible under Rule 14a-8(i)(2). Therefore, Kroger must include the Proposal.

---

[2] 1995 SEC No-Act. Lexis 91
[3] *ibid.*, **SEC Reply-1**
[4] *op. cit.* **Inquiry-1**
[5] *op. cit.*, **SEC Reply-1**

In *Comair Holding, Inc.* (April 20, 1999), Comair claimed the same exemptions under Rule 14a-8(i)(2) that Kroger now claims, erroneously using state law as exempting them from shareholder proposals.[6] The Division reaffirmed its view that a proposal urging a Board of Directors to take the necessary steps to declassify the Board cannot be omitted under Rule 14a-8(i)(2). Kroger's claims, like Comair's, must also be rejected. Therefore, Kroger must include the Proposal.

In *Raytheon Company* (March 9, 1999), the "proposal requests that the Board take the necessary steps to ensure that all directors are elected annually with a 70% majority of independent directors." The Division was "unable to concur" with Raytheon that the proposal was excludable under 14a-8(i)(2) or 14a-8(i)(6) "as causing Raytheon to violate state law or as dealing with matters beyond Raytheon's power to implement."[7] Like Raytheon, Kroger makes the same claims with which the Division was unable to concur. Therefore, like Raytheon, Kroger must include the Proposal.

Ohio Revised Code

Kroger erroneously claims that, by adopting the Proposal, Kroger would be in violation of the law. While Ohio Revised Code §1701.10 "prohibits directors from taking any action to adopt or amend regulations after the shareholders have adopted regulations,"[8] it doesn't stop the Board from bringing the issue before shareholders, nor does it stop shareholders from bringing the issue, in the form of a non-binding shareholder Proposal to fellow shareholders. And, nothing in Ohio Revised Code 1701.11 forbids the company from taking the necessary steps, in accordance with state law, to declassify its Board of Directors.[9]

---

[6] *Comair Holdings,* March 8, 1999

[7] *Raytheon Company,* March 9, 1999. **SEC Reply-1.** Staff was unable to concur with Raytheon on 14a-8(i)(2); however, the Division did find a basis under Rule 14a-9 and Rule 14a-8(i)(8), but suggested remedial changes to that proposal, and, would recommend enforcement provided that the proponent made the Division's suggested changes.

[8] Final Analysis: Am. H.B. 78, 123rd General Assembly (As Passed by the General Assembly). Lisa Sandberg. Ohio Legislative Service Commission.

[9] In a process in compliance with state law, the Company recently brought before shareholders for their vote a change to Kroger's Articles of Incorporation. The amendment came from Kroger's 1998 Proxy Statement (Item Number 2) in the form of a proposal presented to the shareholders by Kroger management, asking "the shareholders [to] authorize the amendment of the Amended Articles of Incorporation," giving to the Board of Directors, certain powers "without further action by the shareholders except as shareholder action may be required

Declassifying the Board of Directors would follow similar procedures. The steps are:

1. Writing a proposed amendment in Kroger's regulations (that is, by-laws);
2. Setting up a special meeting, or putting the matter on the agenda of the annual meeting of shareholders, to vote on the proposed by-law change; and,
3. A shareholder vote at the meeting.

In this way, the declassification regulation would be adopted "by the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal."[10]

The Proposal Contains No False & Misleading Statements

Kroger erroneously claims that the use of the phrase "take the steps necessary" is false and misleading, because the "Proposal fails to specify the time at which the change is to be implemented."[11] It does. The Proposal's last sentence read: "The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected." Therefore, the specific time frame is when the previously elected directors' terms expire. As such, Kroger's argument is invalid, and therefore, the Proposal is neither false nor misleading.

Even if the Division cannot agree that the Proposal sets forth a specific time frame, then it must follow the views expressed by the Staff of the Division in *Starbucks Corporation* (December 12, 2001). There, the Division was "unable to concur ... that Starbucks may exclude the entire proposal under rule 14a-8(i)(3)."[12]

---

by law or contractual arrangements."[9] Kroger's 10-Q for October 31, 1998 reports that shareholders approved the change to the Articles of Incorporation.

[10] Ohio Revised Code, §1701.11(a)(2)(A)

[11] Letter from Kroger to the SEC, February 19, 2002

[12] *Starbucks Corporation* (December 12, 2001), **SEC-REPLY-1.**

As Kroger argues now, Starbucks argued that its proposal "fails to specify the time period in which the change must be completed." The Division appeared to agree with the proponent's argument that "[s]ince it is non-binding, there would be no purpose in attempting to specify a means of implementation or a deadline for doing so."[13]

In the January 11, 2002 letter, Kroger's counsel stated:

> Although it is true that the shareholder proposal has not been implemented, characterizing the Board's actions as "ignoring" shareholders is both false and misleading.

The Teamsters responded to Kroger, noting that Merriam-Webster's Collegiate Dictionary defines ***ignore*** as *to reject as ungrounded,* and that Kroger's Board rejected its shareholders' desires for a declassified Board. Nonetheless, in the spirit of cooperation, when Gack, in his February 4, 2002 letter, suggested changing the last sentence of the second paragraph of the supporting statement to - "Although the majority of shares voted on the proposal favored adoption, the Board has not taken steps to implement the proposal," the plan accepted the revisions.

Even after the Plan accepted *Kroger's revisions*, the Company represents to the Division that ***its own recommended revisions*** lead shareholders to falsely conclude that the Board is unresponsive to shareholders' desires.

Conclusion

If Kroger had to bring No-Action requests before a court of law, it would be fined for the frivolous use of the courts.

Since the Proposal doesn't violate Ohio State Law, the Proposal is NOT excludable under Rule 14a-8(i)(2), and the Staff must ENFORCE inclusion in the Proxy Materials.

[13] Ibid. **INQUIRY - 2**

Because the Proposal is NOT false or misleading, Staff must ENFORCE inclusion in the Proxy Materials.

The mandate of the SEC "is to protect investors and maintain the integrity of the securities markets." The Teamsters urge you to protect Kroger's shareholders who support declassified boards by rejecting the Assistant Counsel's arguments, and by telling Kroger that the Division recommends inclusion of the Proposal in their Proxy Materials for their 2002 Annual Meeting.

Please feel free to contact me at (202) 624-8100. If you are mailing correspondence, please use the United States Postal Service, United Parcel Service or Airborne only, as the International Brotherhood of Teamsters does not accept non-union delivery as a matter of policy.

Thank you.

Sincerely,

Louis Malizia, Assistant Director
Office of Corporate Affairs

LM/jh
Enclosures

cc: C. Thomas Keegel, General Secretary-Treasurer, IBT
Paul W. Heldman, Senior Vice President and General Counsel, The Kroger Co.
Bruce M. Gack, Vice President and Assistant General Counsel, The Kroger Co.

REVISED PROPOSAL

RESOLVED: That the stockholders of The Kroger Company ("Kroger" or "the Company") urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: Kroger's Board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the Board each year.

This is the fourth year in a row that shareholders have brought a proposal on annual election of directors before fellow shareholders at the annual meetings. In each of the past three years, a majority of the shares voting on the proposal, voted FOR declassification. In 2000 and 2001, more than 60% of shares cast on the proposal voted to declassify their company's Board of Directors. Although a majority of the shares voted on the Proposal favored adoption, the Board has not taken steps to implement the Proposal.

Companies often defend classified boards by suggesting that they preserve continuity. We think continuity is ensured through director re-elections.

We believe that annual elections can pave the way for improved board sensitivity to important shareholder issues. In particular, it can help speed the diversification of Kroger's Board and introduce new perspectives.

In addition, a declassified board allows the company to respond quickly to changes by giving the board the ability to appoint more qualified candidates each year.

Shareholders at many companies are voting to declassify their board of director elections. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal. By adopting annual elections, Kroger can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives. In 2001, Institutional Shareholder Services recommended that its clients withhold votes for the incumbent directors at Kodak for failure to implement an annually elected board.

By adopting annual elections, Kroger can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

We urge you to vote YES for this proposal.

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

February 19, 2002
VIA AIRBORNE EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Shareholder Proposal of Teamsters Affiliates Pension Plan

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 14a-8(j) under the Exchange Act, are the following:

A. Six copies of this letter;

B. Six copies of a revised proposal sent under cover dated January 22, 2002, received from the Teamsters Affiliates Pension Plan (the "Proponent"), as further revised by my letter dated February 4, 2002, and a confirmation dated February 6, 2002 from the Proponent, all of which are attached hereto as Exhibit A (the "Proposal"); and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

The Proposal requests the Board to "... take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections ... ."

Kroger intends to mail to shareholders, on or about May 10, 2002, its definitive proxy statement and form of proxy (the "Proxy Materials") in conjunction with its 2002 Annual

Meeting. That meeting currently is scheduled to be held on June 27, 2002. Kroger intends to file definitive copies of its Proxy Materials with the Commission at the same time the Proxy Materials are first mailed to shareholders.

We believe that the Proposal properly may be omitted from the Proxy Materials pursuant to Rules 14a-8(i)(2), (3) and (6), and 14a-9, and Kroger intends to exclude the Proposal from the Proxy Materials. By a copy of this letter to the Proponent, we are notifying the Proponent of our intentions. To the extent Kroger's reasons for excluding the Proposal relate to matters of state law, this letter constitutes the supporting opinion of counsel required by Rule 14a-8(j)(2)(iii). Please confirm that no enforcement action will be recommended if the Proposal is excluded.

A. The Proposal is properly excludable under Rule 14a-8(i)(2) because it would result in a violation of Ohio law.

Rule 14a-8(i)(2) permits the exclusion of shareholder proposals that, if implemented, would require the issuer to violate state, federal or foreign law. The Proposal requests "... the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections ... ." Kroger's Board of Directors is divided into three classes pursuant to Kroger's regulations. The elimination of Kroger's classified Board would require an amendment to Kroger's regulations. Under the laws of the State of Ohio, Kroger's state of incorporation, only the shareholders are authorized to amend a company's regulations. See O.R.C. § 1701.11. The Proposal, however, directs Kroger's Board of Directors to amend the regulations, which it cannot legally do. Under the corporation laws of many states, regulations (more commonly referred to as by-laws) can be amended by the shareholders or the directors. The Proposal might be appropriate under the laws of other states, such as Delaware, in which directors have the ability to amend the regulations to eliminate classified Boards. It simply does not work under Ohio law. Ohio Revised Code § 1701.11 provides, in part:

> (A)(2) The regulations may be amended, or new regulations may be adopted, in either of the following ways: (a) By the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal; (b) Without a meeting, by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal.

Subsection (A)(3) permits the regulations to provide for a greater or lesser proportion than set forth in subsection (A)(2), but not less than a majority of the voting power.

Article VII of Kroger's regulations, which sets forth the requirements for amending the regulations, is consistent with Ohio Revised Code § 1701.11:

> These regulations may be amended or repealed at any meeting of shareholders called for that purpose by the affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power on such proposal, except

> that the affirmative vote of the holders of record of shares entitling them to exercise 75% of the voting power on such proposal shall be required to amend, alter, change or repeal Sections 1 or 5 of Article II, Article IV, this Article VII, or to amend, alter, change or repeal these regulations in any way inconsistent with the intent of the foregoing provisions.

The Staff typically will not grant a request for no-action relief for proposals to declassify a Board of Directors when they are styled as recommendations to the Board. Such a precatory proposal does not intrude into the authority of the Board of Directors under the law of most states. The issue involved under Ohio law is different. Here, the Proponent is **requesting the Board to take action that legally it cannot take**.

Management has advised the Proponent that Ohio law leaves this question to shareholders, and that the Board is without legal power to take the steps requested in the Proposal. The Proponent insists, however, on casting its proposal as precatory, presumably because it believes that it will not obtain the votes necessary to change Kroger's regulations. Whatever the Proponent's reason, the failure to cast the Proposal as an action by shareholders amending the regulations is contrary to Ohio law.

In sum, in order to implement the Proposal, the Board of Directors is being requested to take action that only the shareholders can take. Therefore, the Proposal is properly excludable because Ohio law forbids the Board of Directors to effectuate the Proposal.

B. The Proposal is properly excludable under Rule 14a-8(i)(6) because it is beyond the Board of Directors' power to effectuate.

Rule 14a-8(i)(6) provides that proposals that deal with a matter beyond the issuer's power to effectuate are excludable. As discussed above, only the shareholders of Kroger, not the Board of Directors, may take the necessary steps to effectuate the Proposal. The shareholders cannot override Ohio law or Kroger's regulations by directing that the directors eliminate the classified Board of Directors. For all of the reasons set forth in paragraph A. above, the Proposal likewise is excludable because it is beyond the Board's power to effectuate. If the shareholders desire to eliminate the classified Board, they must do so by amending Kroger's regulations. Kroger's Board of Directors simply cannot do so.

C. The Proposal is properly excludable under Rule 14a-8(i)(3) and 14a-9 because it is false and misleading.

Rule 14a-8(i) permits the exclusion of a shareholder proposal that is contrary to Rule 14a-9 of the Commission's Proxy Rules, in that the proposal and supporting statement are vague, false and misleading. The Proposal contains a number of statements that are false and misleading in the context presented.

(1) The Proposal

The Staff of the Commission, on at least two occasions, has determined that a proposal that requests that the Board of Directors "take the steps necessary" to declassify the Board is false and misleading. *First National State Bancorporation* (May 2, 1983); *Brown Group, Inc.* (November 22, 1977). According to the Staff, such proposals are false and misleading because they fail "to specify the time at which the change ... is to be implemented and ... fail to set forth the means by which the elimination of the staggered system of directors' elections is to be effected." *First National Bancorporation* (May 2, 1983); *Brown Group, Inc.* (November 22, 1977).

The Proposal requests that Kroger's Board of Directors "... take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections ... ." The Proposal fails to specify the time at which the change is to be implemented. The proposal contains only a vague reference that the "declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected." In addition, the proposal fails to set forth the means of implementation.

(2) The Supporting Statement

Proponent's supporting statement contains several statements that are intended to inflame shareholders and to create false impressions. The second paragraph of the supporting statement reads as follows:

> This is the fourth year in a row that shareholders have brought a proposal on the annual election of directors before fellow shareholders at the annual meetings. In each of the past three years, a majority of the shares voting on the proposal, voted FOR declassification. In 2000 and 2001, more than 60% of shares cast on the proposal voted to declassify their company's Board of Directors. Although the majority of shares voted on the proposal favored adoption, the Board has not taken steps to implement the proposal.

These statements lead shareholders falsely to conclude that

- the Board of Directors is not responsive to the desires of shareholders;

In fact, the Board takes all shareholder proposals seriously. In the case of the Proposal and its predecessors, each year the Board has consulted with its outside advisors to determine the appropriate action to take in response to the Proposal. As set forth above, the Board is incapable of implementing the Proposal under Ohio law and the regulations.

- action of the Board is necessary to declassify the Board;

In fact, Board action is neither necessary nor permitted in implementing the Proposal. Only shareholders can implement the Proposal.

- if properly presented as an amendment to the regulations that the votes received in 2000 and 2001 would be sufficient to implement the Proposal; and

In fact, an amendment to the regulations to change the manner in which directors are elected requires the affirmative vote representing 75% of the voting power of Kroger. Prior votes on similar proposals achieved a majority of the votes cast, but nowhere near 75% of the voting power.

- the Board lawfully can effectuate the Proposal.

In fact, as more particularly set forth above, under Ohio law only shareholders can amend the regulations to change the manner in which members of the Board of Directors are elected. The Proponent's supporting statement is vague and misleading because it leads shareholders wrongly to believe otherwise.

D. Conclusion.

The Proposal may be omitted from the Proxy Materials because (i) its implementation would violate state law, (ii) it deals with a matter beyond the registrant's power to effectuate, and (iii) it contains vague, false and misleading statements. If you disagree with the conclusions contained in this request, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Please call me at (513) 762-1482 if you require additional information or wish to discuss this submission further.

Very truly yours,

Bruce M. Gack

Enc.

cc. Louis Malizia
The Teamster Affiliates Pension Plan
25 Louisiana Avenue, N.W.
Washington, DC 20001

RESOLVED: That the stockholders of The Kroger Company ("Kroger" or "the Company") urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: Kroger's Board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the Board each year.

This is the fourth year in a row that shareholders have brought a proposal on annual election of directors before fellow shareholders at the annual meetings. In each of the past three years, a majority of the shares voting on the proposal, voted FOR declassification. In 2000 and 2001, more than 60% of shares cast on the proposal voted to declassify their company's Board of Directors. The Board has consistently chosen to ignore the majority of its shareholders.

Companies often defend classified boards by suggesting that they preserve continuity. We think continuity is ensured through director re-elections.

We believe that annual elections can pave the way for improved board sensitivity to important shareholder issues. In particular, it can help speed the diversification of Kroger's Board and introduce new perspectives.

In addition, a declassified board allows the company to respond quickly to changes by giving the board the ability to appoint more qualified candidates each year.

Shareholders at many companies are voting to declassify their board of director elections. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal. By adopting annual elections, Kroger can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives. In 2001, because its Board continually ignored its shareholders' majority votes, Kodak's shareholders, supported by Institutional Shareholder Services, encouraged their peers to "**vote no**" for the incumbent directors up for election that year.

By adopting annual elections, Kroger can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

We urge you to vote YES for this proposal.

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

February 6, 2002

Via Facsimile: 513.762.4554

Mr. Bruce M. Gack
Vice President and Assistant General Counsel
The Kroger Company
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Gack:

I have reviewed your proposed revision to the Teamsters Affiliates Pension Plan shareholder proposal. The revisions are acceptable to the Plan. Please implement the changes to the proposal.

Thank you.

Sincerely,

Louis Malizia, Assistant Director
Office of Corporate Affairs

cc: Paul Heldman
Senior Vice President, Secretary and General Counsel

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

LAW DEPARTMENT · THE KROGER CO. · 1014 VINE STREET · CINCINNATI, OHIO 45202-1100

TELEFAX NUMBERS
513-762-4935 or 513-762-4554
WRITER'S DIRECT DIAL
NUMBER
513-762-1482

TELECOPIER COVER LETTER

TO: Louis Malizia 202-624-6833

FROM: Bruce M. Gack DATE: February 4, 2002

SUBJECT:

Total number of pages including this cover letter: 3

The original of this facsimile message will ____ will not __x__ be sent to the recipient via the United States Postal Service_____ / Express Mail _____ / Company Mail_____.

COMMENTS/NOTES:

If you do not receive all of the pages, or have any problems, please call back as soon as possible.

PHONE: **513/762-1482** Ask for **BRENDA ANDES**

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

February 4, 2002

VIA FAX 202-624-6833

Mr. Louis Malizia
Assistant Director for Corporate Affairs
The Teamster Affiliates Pension Plan
25 Louisiana Avenue, N.W.
Washington, DC 20001

RE: Shareholder Proposal

Dear Mr. Malizia:

This will confirm our telephone conversation of this afternoon regarding your shareholder proposal. As we discussed, I believe that two sentences in the supporting statement remain misleading, and you requested that I provide alternate language.

I recommend revising the last sentence of the second paragraph of the supporting statement to read, "Although the majority of shares voted on the proposal favored adoption, the Board has not taken steps to implement the proposal." I recommend revising the last sentence of the sixth paragraph of the supporting statement to read, "In 2001, Institutional Shareholder Services recommended that its clients withhold votes for the incumbent directors at Kodak for failure to implement an annually elected board."

Under Ohio law the Board does not have the authority to make the changes requested in the proposal—only the shareholders may do so. The Board's outside advisors, with whom the Board consulted last month, continue to advise that the classified Board structure is in the best interests of the Company. Under those circumstances we do not believe that it is appropriate for the Board to recommend to the shareholders the taking of action that would be inconsistent with that outside advice.

As was the case last year, the Company stands ready to discuss with you this and other matters of corporate governance. I hope that you will consider withdrawing your shareholder proposal. If so, please be aware that the meeting is scheduled for June 27, 2002 and we expect to print the proxy statement during the first week of May. In any event, I would appreciate your response to my suggested revisions to the supporting statement as soon as possible.

I look forward to hearing from you.

Very truly yours,

Bruce M. Gack

cc. Paul Heldman

Document3

THE TEAMSTER AFFILIATES PENSION PLAN

25 LOUISIANA AVE., N.W.
WASHINGTON, D.C. 20001

TELEPHONE 202-624-6800
1-800-435-6900

January 22, 2002

Bruce M. Gack
Vice President & Assistant General Counsel
The Kroger Company
Law Department
1014 Vine Street
Cincinnati OH 45202-1100

RE: Shareholder Proposal

Dear Mr. Gack:

We are in receipt of your letter, dated January 11, 2002, regarding our shareholder proposal on declassifying the Board of Directors of the Kroger Company ("Kroger" or "the Company").

You ask that the Plan either omit language in the Proposal where you claim that there are several statements which were false, or provide substantiation to certain other statements.

In particular, you object to the Teamsters Affiliates Pension Plan (the "Plan") characterizing the Board of Director's inaction on declassifying the Board as with ignoring shareholders, claiming that it is false and misleading. According to the Oxford Paperback Dictionary & Thesaurus[1], ***ignore*** means *refuse to take notice of*, while its synonyms are: *disobey, disregard, leave out, miss out, neglect, omit, overlook, pass over, reject, shut one's eyes to, skip, slight, snub, take no notice of, turn a blind eye to.* Merriam Webster's Collegiate Dictionary further defines ***ignore*** as *to reject as ungrounded.* One could safely say that Kroger's Board passed over or even rejected the shareholders' wishes regarding declassified boards. It is accurate, and therefore neither false nor misleading, to state that an overwhelming majority of shares voted disagree with the Board on whether

[1] www.askoxford.com/dictionary/ignore

declassifying their board is ungrounded. As such, the Plan will not be changing its statement regarding Kroger's Board of Directors.

Additionally, you claim that "it is not true that a majority of the shareholders voted in favor of the resolution." It is true. The data used comes from Kroger's 10-Q filings with the Securities and Exchange Commission for the quarters ending August 18, 2001, August 12,2000, and July 6, 1999; unless you have discovered a need to file amended 10-Q's for those three periods, the Plan will be leaving the statement in.

You also asked for documentation regarding the IRRC reporting "that comparable proposals received, on average, 52.6% of the vote in favor of the proposal." Attached is documentation to that effect.

You also asked for documentation regarding ISS/PVS supporting a shareholders' effort to "vote no" at Eastman Kodak. The ISS Proxy Voting Manual, Third Edition, states:

> The following situations indicate a lack of responsiveness to shareholders and may warrant withholding votes from directors:
>
> - ...Directors who have ignored shareholder proposals that earned the majority of the votes cast for two consecutive years or the majority of shares outstanding in one year.[2]

The Teamsters Affiliated Pension Plan has reviewed your comments, checked our supporting documentation and note that the ISS supported shareholders' efforts to "Vote No" only for the incumbent directors, feeling that the incoming and/or new directors could not be faulted for disregarding their shareholders. Therefore, I have enclosed a revised proposal which the Plan hopes addresses your concerns. I have also enclosed documentation on the revision.

In an effort to facilitate communications, please address further discussions to Mr. Louis Malizia, Assistant Director for Corporate Affairs at the address above.

[2] The ISS Proxy Voting Manual™ Third Edition, January 1993, revised 2/01, p. 3.14.

Mr. Malizia can be reached by phone at 202.624.8100, and by fax at 202.624.6833. Be sure to use the United States Postal Service, United Parcel Service or Airborne when communicating in writing, as our building does not accept non-union delivery.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
Trustee

CTK/jh
opeiu#2

attachments

cc: Office of Corporate Finance – U.S. Securities & Exchange Commission
Louis Malizia, Assistant Director for Corporate Affairs
Paul W. Heldman, Senior Vice-President & General Counsel

RESOLVED: That the stockholders of The Kroger Company ("Kroger" or "the Company") urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: Kroger's Board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the Board each year.

This is the fourth year in a row that shareholders have brought a proposal on annual election of directors before fellow shareholders at the annual meetings. In each of the past three years, a majority of the shares voting on the proposal, voted FOR declassification. In 2000 and 2001, more than 60% of shares cast on the proposal voted to declassify their company's Board of Directors. The Board has consistently chosen to ignore the majority of its shareholders.

Companies often defend classified boards by suggesting that they preserve continuity. We think continuity is ensured through director re-elections.

We believe that annual elections can pave the way for improved board sensitivity to important shareholder issues. In particular, it can help speed the diversification of Kroger's Board and introduce new perspectives.

In addition, a declassified board allows the company to respond quickly to changes by giving the board the ability to appoint more qualified candidates each year.

Shareholders at many companies are voting to declassify their board of director elections. This past year, the Investor Responsibility Research Center reports that shareholder proposals to declassify boards received an average vote of 52.6% for the proposal. By adopting annual elections, Kroger can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives. In 2001, because its Board continually ignored its shareholders' majority votes, Kodak's shareholders, supported by Institutional Shareholder Services, encouraged their peers to "**vote no**" for the incumbent directors up for election that year.

By adopting annual elections, Kroger can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

We urge you to vote YES for this proposal.

IRRC

Corporate Governance Service
Research Section

AVERAGE VOTING RESULTS ON SIGNIFICANT CORPORATE GOVERNANCE PROPOSALS

	—2001—		—2000—		
	# of proposals	*Average vote+*	*# of proposals*	*Average vote+*	*Trend^*
(X) = pending proposals					
Eliminate supermajority vote(0)	11	57.6	7	54.6	
Redeem or vote on poison pill(1)	21	57.1	26	57.5	
Confidential voting(0)	7	52.9	5	52.2	
Repeal classified board(3)	42	52.6	54	52.7	
No repricing underwater stock options(0)	1	46.6	1	11.2	
Independent compensation committee(0)	2	42.1	0	0	
Independent nominating committee(0)	2	38.6	3	24.2	
Vote on future golden parachutes(2)	12	32.9	7	30.8	
Provide for cumulative voting(3)	16	30.9	24	28.3	
Performance-based stock options(1)	8	25.6	1	24.2	
Director independence(1)	6	20.4	12	26.9	
Increase board diversity(2)	5	18.9	5	19.9	
Separate CEO & chairman(0)	3	15.7	2	19.0	
Sell company/spin off/hire investment banker(7)	21	13.7	30	18.4	
Restrict executive compensation*(2)	16	12.9	16	8.5	
Disclose executive compensation(0)	2	9.2	5	9.6	
Shareholders call sp. mtg./act by written consent(2)	0	--	2	41.8	
Restrict non-employee director pensions(0)	0	0	2	36.6	

+ Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*
^Trend figures are calculated for categories with more than one proposal

INSTITUTIONAL SHAREHOLDER SERVICES
THOMSON FINANCIAL

Proxy Analysis:

EASTMAN KODAK CO.

Ticker: EK, EK (None)

Annual Meeting: May 9, 2001

Record Date: March 12, 2001

Security ID: 277461109 (CUSIP), 4300784 (SEDOL)

MEETING AGENDA

Item	Code	Proposals	Mgt. Rec.	ISS REC.
❑1	M0201	Elect Directors	For	SPLIT*
❑2	M0101	Ratify Auditors	For	FOR
❑3	M0535	Approve/Amend Executive Incentive Bonus Plan	For	FOR

*WITHHOLD votes from Alice Emerson and Laura D'Andrea Tyson for failure to implement an annually elected board.

FINANCIAL SUMMARY

INCOME STATEMENT SUMMARY (amounts in millions except per share data)

	1998	1999	2000	ACG*
Sales	$13,406.00	$14,089.00	$13,994.00	2.17%
Net Earnings	1,390.00	1,392.00	1,407.00	0.61%
EPS (Basic)	4.30	4.38	4.62	3.65%
Dividend	1.76	1.76	1.76	0.00%

**Annual Compound Growth*
Fiscal Year Ended: December 31
Source: Annual Report

PERFORMANCE SUMMARY

	1-Year	3-Year	5-Year
Total shareholder returns, company	-24.0%	-12.5%	-8.5%
Total shareholder returns, index	-21.7%	3.1%	14.2%
Total shareholder returns, peer group	-27.8%	-18.9%	-12.5%

Source: Bloomberg Business News

BUSINESS: Developing, manufacturing, and marketing consumer and commercial imaging products

STATE OF INCORPORATION: New Jersey

ACCOUNTANTS: PricewaterhouseCoopers LLP

CORPORATE GOVERNANCE PROFILE

GOVERNANCE PROVISIONS

Board can amend bylaws without shareholder approval (Bylaw)

Classified board (Charter) (Adopted: May 6, 1987)

Confidential voting policy and independent inspectors of election

D&O liability protection for acts made in good faith (Adopted: May 6, 1987)

Supermajority (67%) shareholder vote required to approve certain business combinations (Charter)

Supermajority (80%) shareholder vote required to amend charter and bylaws provisions relating to the classified board structure (Charter)

Nonemployee director term limits that provide for mandatory retirement at age 70

Blank check preferred stock (Charter) (Adopted: May 7, 1985)

GOVERNANCE MILESTONES

Adopted policy requiring directors be paid 50% in stock

Adoption of officer and director stock ownership requirements (CEO: four times base salary; senior executives: one times base salary)

Board must comprise a majority of independent outsiders and each class must include at least one independent outsider

SEVERANCE AGREEMENTS

Change-in-control provisions in executive stock option or other compensation plans

Pension parachutes, which provide accelerated pension benefits, triggered by a change-in-control

CORPORATE GOVERNANCE PROFILE

Tin parachutes, which provide accelerated pension benefits and severance payments for all employees, triggered by a change-in-control.

Golden parachute executive severance agreements triggered by a change-in-control

STATE STATUTES: New Jersey

Fair price provision

Five-year freezeout provision

Poison pill endorsement

Stakeholder law

DIRECTOR PROFILES

Name	Classification	Term Ends	Dir. Since.	No Stock
NOMINEES				
Alice F. Emerson	IO	2004	1992	
Laura D'Andrea Tyson	IO	2004	1997	
Hector de J. Ruiz	IO	2004	2001	
William W. Bradley	IO	2004	2001	
CONTINUING DIRECTORS				
Richard S. Braddock	IO	2002	1987	
Daniel A. Carp	I	2002	1997	
Durk I. Jager	IO	2002	1998	
Richard A. Zimmerman	IO	2002	1989	
Martha Layne Collins	IO	2003	1988	
Paul E. Gray	IO	2003	1990	
Debra L. Lee	IO	2002	1999	

Classified board: Yes

CEO as chairman: Yes

Current nominees: 4

Retired CEO on board: No

COMPOSITION OF COMMITTEES

Audit	Type	Compensation	Type	Nominating	Type
Martha Layne Collins	IO	Richard S. Braddock	IO	Richard S. Braddock	IO
Paul E. Gray	IO	Durk I. Jager	IO	Richard A. Zimmerman	IO
Laura D'Andrea Tyson	IO	Alice F. Emerson	IO	Alice F. Emerson	IO
Hector de J. Ruiz	IO			Debra L. Lee	IO

Committee Name Assigned by Company:

Audit: Audit Committee
Compensation: Executive Compensation and Development Committee
Nominating: Committee on Directors

EQUITY CAPITAL

Type	Votes Per Share	Issued	Authorized
Common stock	1.00	290,041,318	950,000,000

Ownership - Common stock	Number of Shares	% of Class
Officers & Directors	5,617,483	1.94
Institutions	187,687,900	64.70

As of: March 12, 2001
Sources: Proxy Statement, Bloomberg Business News

❑ Item 1: Elect Directors

Eastman Kodak Co. classifies its 11 directors into three director classes. This proposal seeks election of four directors for three-year terms expiring in 2004.

The full board comprises one insider and ten independent outsiders. The Audit Committee comprises four independent outsiders. The Executive Compensation and Development Committee comprises three independent outsiders. The Committee on Directors comprises four independent outsiders. Richard Braddock, Richard Zimmerman, Martha Layne Collins, and Paul Gray, independent outside directors, have served on the board for a period of ten years or more.

According to data compiled by the Council of Institutional Investors, at the company's past four annual meetings, a majority of the shares cast voted in favor of a shareholder proposal to declassify the board. The company has yet to implement or take the necessary actions to implement an annually elected board Alice Emerson and Laura D'Andrea Tyson were directors during the past four years.

- We support the independent nature of the key board committees, which include no insiders or affiliated outsiders.
- Although the proposal to declassify the board received a majority of the votes cast by the company's shareholders on four occasions, the board has yet to implement the proposal in accordance with the desires of those shareholders. Such failure or unwillingness to respond to the desires of shareholders warrants withholding votes from directors.

- This majority of votes cast represents in its highest year approximately 40 percent of the shares outstanding. In order for the classified board to be repealed, 80 percent of the shares outstanding must vote to repeal the classified board.
- The board has considered this issue on a number of occasions and has concluded that a classified board is a better governance structure.

We recommend that shareholders vote FOR the directors, with the exception of Alice Emerson and Laura D'Andrea Tyson for whom we recommend shareholders WITHHOLD votes for failure to implement an annually elected board.

❑ Item 2: Ratify Auditors

The board recommends that PricewaterhouseCoopers be approved as the company's independent accounting firm for the coming year. Note that the auditor's report contained in the annual report is unqualified, meaning that in the opinion of the auditor, the company's financial statements are fairly presented in accordance with generally accepted accounting principles.

We recommend a vote FOR Item 2.

❑ Item 3: Approve/Amend Executive Incentive Bonus Plan

The company has submitted for shareholder approval amendments to the 2000 Management Variable Compensation Plan, a cash bonus plan, to avoid the tax deduction limitations imposed by Section 162(m) of the Internal Revenue Code. The amendments will increase the number of performance measures that may be used to determine bonuses to include: return on net assets, return on shareholders' equity, return on assets, return on capital, return on sales, shareholder return, total shareholder return, profit margin, earnings per share, net earnings, operating earnings, earnings before interest and taxes, common stock price per share, cash flow, cost reduction, revenue, revenue growth, sales or market share. Currently, the only performance measure is Economic Profit/Economic Value Added.

The deduction limit does not apply to compensation paid under a plan that meets certain requirements for "performance-based compensation." To qualify for this exception: (1) the compensation must be payable as a result of the attainment of one or more preestablished objective performance goals; (2) the performance goals must be established by a compensation committee composed solely of two or more outside directors; (3) the material terms of the compensation and the performance goals must be disclosed to and approved by shareholders before payment; and (4) the compensation committee must certify in writing that the performance goals have been satisfied before payment.

Under OBRA guidelines, companies must disclose either the formula or the maximum dollar amount that can be earned, but not both. In addition, companies do not have to disclose information that may be considered proprietary. The Internal Revenue Code requires resubmission to shareholders for approval within five years of initial approval or earlier if a material change has been made to the plan provisions. Material features of the plan are as follows:

Eligible Participants:	Management-level employees (approximately 800 individuals)
Form of Awards:	Cash
Administrator:	Executive Compensation and Development Committee: Richard Braddock (IO), Alice Emerson (IO), and Durk Jager (IO)
Performance Criteria:	One or more of the following financial measures: Economic Profit/Economic Value Added, return on net assets, return on shareholders' equity, return on assets, return on capital, return on sales, shareholder return, total shareholder return, profit margin, earnings per share, net earnings, operating earnings, earnings before interest and taxes, common stock price per share, cash flow, cost reduction, revenue, revenue growth, sales or market share
Formula:	A percentage of base salary
Performance Period:	One year
Change in Control:	Awards become fully vested.
Individual Award Limits:	$5,000,000
Previous Year Awards:	$2,522,527 to the six named executive officers
Projected Awards:	Not capable of computation

ISS recognizes that cash bonus plans such as this one can be an important part of an executive's overall pay package, along with stock-based plans tied to long-term total shareholder returns. Over the long term, stock prices are an excellent indicator of management performance. However, other factors, such as economic conditions and investor reaction to the stock market in general and certain industries in particular, can greatly impact the company's stock price. As a result, a cash bonus plan can effectively reward individual performance and the achievement of business unit objectives that are independent of short-term market share price fluctuations.

The performance measures included under the plan are appropriate for the company given its line of business, long-term strategic objectives, and industry-specific measures for assessing market competitiveness. Additionally, the plan is administered by a committee of independent outsiders who must certify attainment of these objective, measurable performance goals before cash awards are paid to participants. Moreover, preservation of the full deductibility of all compensation paid reduces the company's corporate tax obligation.

We recommend a vote FOR Item 3.

Eastman Kodak Co.
343 State Street
Rochester, New York 14650
(716) 724-4000

Company Solicitor: Georgeson Shareholder Communications, Inc.

Shareholder Proposal Deadline: November 20, 2001

This proxy analysis has not been submitted to, or received approval from, the Securities and Exchange Commission. While ISS exercised due care in compiling this analysis, we make no warranty, express or implied, regarding the accuracy, completeness, or usefulness of this information and assume no liability with respect to the consequences of relying on this information for investment or other purposes.

Vote Record Form:
EASTMAN KODAK CO.

Ticker: EK, EK (None)

Annual Meeting: May 9, 2001

Record Date: March 12, 2001

Account ID Code:

Shares Held on Record Date:

Shares Voted:

Date Voted:

MEETING AGENDA

Item	Code	Proposals	Mgt. Rec.	ISS REC.	Vote Cast
❑1	M0201	Elect Directors	For	SPLIT	
❑2	M0101	Ratify Auditors	For	FOR	
❑3	M0535	Approve/Amend Executive Incentive Bonus Plan	For	FOR	

Phone: 301/545-4555

LAW DEPARTMENT

THE KROGER CO. • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

PAUL W. HELDMAN
SENIOR VICE PRESIDENT,
SECRETARY AND
GENERAL COUNSEL

BRUCE M. GACK
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL

TELEFAX NUMBERS
513-762-4935
513-762-4554
WRITER'S DIRECT DIAL NUMBER
513-762-1482

THOMAS P. O'BRIEN, JR.
JOHN M. FLYNN
LYNNE GELLENBECK
PATRICIA T. ASH
PAUL W. PARMELE
MARTHA CUTRIGHT SARRA
JENNIFER K. GOTHARD
RICK J. LANDRUM
WILLIAM A. GREEN III

DOROTHY L. DANSBERRY, PARALEGAL
J. PHILLIPS PUGH, INVESTIGATOR
JANET M. WELLING, PARALEGAL

January 11, 2002

Mr. C. Thomas Keegel
General Secretary-Treasurer
The Teamster Affiliates Pension Plan
25 Louisiana Ave., N.W.
Washington, DC 20001

RE: Shareholder Proposal

Dear Mr. Keegel:

We are in receipt of your shareholder proposal sent under cover dated January 9, 2002. In reviewing the supporting statement, we find several statements that either are false, and therefore must be omitted, or require substantiation.

In particular, in the second paragraph of the supporting statement, you indicate that "[t]he Board has consistently chosen to ignore the majority of its shareholders." Although it is true that the shareholder proposal has not been implemented, characterizing the Board's actions as "ignoring" shareholders is both false and misleading. In fact, as you are well aware, as a result of the shareholder proposal the Board consulted with its outside advisors and fully studied the proposal as well as alternative proposals that the Company had received. Further, even if this statement is recast, it is not true that a majority of the shareholders voted in favor of the resolution. Please advise me at your earliest convenience if you are willing to remove this sentence from your supporting statement.

In the final paragraph of the supporting statement, you indicate that in 2001 IRRC reported that comparable proposals received, on average, 52.6% of the vote in favor of the proposal. If you desire to retain this statement, please furnish to us documentation that substantiates this claim. Further, in the last sentence of the supporting statement, you claim that ISS and PVS supported shareholders, and that the basis for this support was that Kodak's Board "continually ignored its shareholders' majority votes." If you intend to retain this statement, please furnish to us documentation that substantiates these claims.

I look forward to your prompt reply.

Very truly yours,

Bruce M. Gack

cc. Paul Heldman

THE TEAMSTER AFFILIATES PENSION PLAN

25 LOUISIANA AVE., N.W.
WASHINGTON, D.C. 20001

TELEPHONE 202-624-6800
1-800-435-6900

January 10, 2001

Via Facsimile: 513.462.4935
Via UPS overnight delivery

Mr. Bruce Gack
Vice President & Corporate Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

Dear Mr. Gack:

On behalf of the Teamsters Affiliates Pension Plan (TAPP), I hereby submit the following resolution in accordance with SEC Rule 14a-8, to be presented at the Company's 2001 annual meeting. TAPP is co-sponsoring the resolution with shareholder Larry Lee Hogue.

Enclosed please find relevant proof of ownership, which combined with Mr. Hogue's shares meets SEC requirements.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
Secretary-Treasurer

CTK/jh
Enclosure

RESOLVED: That the stockholders of The Kroger Company ("Kroger" or "the Company") urge the Board of Directors to take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections. The Board's declassification shall be completed in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT: Kroger's Board is divided into three classes of directors serving staggered three-year terms. This means an individual director faces election only once every three years, and shareholders only vote on roughly a third of the Board each year.

Companies often defend classified boards by suggesting that they preserve continuity. We think continuity is ensured through director re-elections. When directors are performing well they routinely are re-elected with majorities over 95%.

We believe that annual elections can pave the way for improved board sensitivity to important shareholder issues. In particular, it can help speed the diversification of Kroger's Board and introduce new perspectives.

In addition, a declassified board allows the company to respond quickly to changes by giving the board the ability to appoint more qualified candidates each year. A declassified board can help give Kroger the flexibility it needs as it moves into the next century.

For the past two years, the proposal to declassify Board of Director elections has received majority votes. In 2000, the proposal received 73% of the shareholder vote.

The evidence shows that shareholders are fed up with classified boards. This is especially true for employee shareholders. This past year, majorities of shareholders voted to declassify boards at many companies, including: Baxter International (60.4%), Eastman Chemical (70%), Eastman Kodak (60.7%), Lonestar Steakhouse & Saloon, Inc. (79%), Silicon Graphics (81.1%), United Health Group (75.7%), Weyerhaeser (58%) and Kmart[1] (68.5%). In 1999, shareholders voted to declassify boards with a majority at Cendant, Cooper Tire & Rubber, Kaufman & Broad Home, Oregon Steel and Tenneco. In 1998, Walt Disney Company agreed to change the by-laws after the resolution passed with 65% of the vote. More than

[1] At Kmart, the proposal was binding and received 68.5% of ballots cast, 45.78% of shares outstanding. Kmart's by-laws require support of 58% of shares outstanding.

70% of shareholders demanded the same at Fleming and Eastman Kodak.

In each of the past two years, majorities voted FOR declassification. In 1999 and 2000, 52% and 63.5% Kroger's shareholders respectively, voted to declassify the their company's Board of Directors.

By adopting annual elections, Kroger can demonstrate its commitment to fuller accountability to shareholders, accountability that honors shareholder prerogatives.

We urge you to vote YES for this proposal.

IBOT T.A.P.P.
COMBINED REPORT
MONTHLY REPORT / TRADE DATE BASIS
DECEMBER 01, 1999 - DECEMBER 31, 1999

THE BANK OF NEW YORK

INVESTMENT HOLDINGS

UNITS	DESCRIPTION	UNIT VALUE BOOK/MARKET	TOTAL VALUE BOOK/MARKET	UNREALIZED GAIN/(LOSS)	EST ANNUAL INC/ ACCRUED INCOME	YIELD AT BOOK/MKT
8,800.000	GREAT ATLANTIC & PACIFIC TEA CO INC COM CUSIP # 390064103	30.172 27.875	265,516.63 245,300.00	(20,216.63)	3,520.00 0.00	1.33 1.43
	IBT T.A.P.P. FUND-LAZARD 8,800.000					
17,000.000	INACOM CORP CUSIP # 45323G109	12.201 7.313	207,416.99 124,312.50	(83,104.49)	0.00 0.00	0.00 0.00
	IBT T.A.P.P. FUND-LAZARD 17,000.000					
6,800.000	INTERTAN INC COM CUSIP # 461120107	19.758 26.125	134,357.57 177,650.00	43,292.43	0.00 0.00	0.00 0.00
	IBT T.A.P.P. FUND-COLUMBIA 6,800.000					
16,100.000	KOHLS CORP CUSIP # 500255104	17.578 72.188	283,001.01 1,162,218.75	879,217.74	0.00 0.00	0.00 0.00
	IBT T.A.P.P.FUND-INVESCO 16,100.000					
20,000.000	KROGER COMPANY COMMON CUSIP # 501044101	27.054 18.875	541,078.13 377,500.00	(163,578.13)	0.00 0.00	0.00 0.00
	IBT T.A.P.P. FUND-MORGAN STANLEY 20,000.000					
6,100.000	MENS WEARHOUSE INC CUSIP # 587118100	23.624 29.375	144,104.06 179,187.50	35,083.44	0.00 0.00	0.00 0.00
	IBT T.A.P.P. FUND-LAZARD 6,100.000					
13,000.000	MICHAELS STORES INC CUSIP # 594087108	28.354 28.500	368,598.91 370,500.00	1,901.09	0.00 0.00	0.00 0.00

LIST OF HOLDERS----------AS OF 11/30/00

CUSIP#: 501044101 TICKER SYMBOL: KR　　PRICE : 26.50000
SECTY#: 5594400 KROGER COMPANY COMMON　　PR-DTE: 11/30/00

ACCT#	TP	GRP#	RG	UNITS	MKT VAL
680887	33	9423	09	100,700.00	2,668,550.00
IBT T.A.P.P. [redacted]					
680890	33	9423	09	5,700.00	151,050.00
IBT R.F.P.P. FUND-ALLIANCE					
681121	34	9423	09	6,200.00	164,300.00
INT'L BRO'HOOD OF TMSTR- GENL -ALLIANCE					
		TOTAL		112,600.000	2,983,900.00

**** END OF REPORT ****

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

April 8, 2002

VIA POST AND FAX: 202.942.9525

Securities & Exchange Commission
Division Of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal ("the Proposal") of the Teamsters Affiliates Pension Plan ("the Teamsters") at the Kroger Co. ("Kroger" or "the Company"), responding to the March 25, 2002 letter from Bruce M. Gack of Kroger

Dear Chief Counsel:

Counsel Gack continues to erroneously claim that Ohio law exempts corporations from recognizing shareholders and their proposals. That is simply not true. The non-binding Proposal explicitly states that the Board is to act in compliance with state law.

Counsel Gack continues to assume that the Plan's proposal could lead Kroger's shareholders to erroneous conclusions. The Plan disagrees. The objected-to language is a statement of fact: a majority of voting shareholders support declassification. In the latter cases, the Board ***can*** "take the necessary steps in compliance with state law" to declassify the Board of Directors.

The Teamsters have previously written to you on March 14, 2002, arguing for inclusion of the Proposal in the Proxy Materials for the 2002 Annual Meeting of Shareholders. For further discussion, I refer you to that letter.

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

I urge you to enforce inclusion of the Proposal in the Company's 2002 Proxy Materials.

Please feel free to contact me at (202) 624-8100, or at the address above. If mailing any correspondence, please use the United States Postal Service, United Parcel Service or Airborne Express only, as the International Brotherhood of Teamsters does not accept non-union delivery as a matter of policy.

Thank you.

Sincerely,

Louis Malizia, Assistant Director
Office of Corporate Affairs

LM/jph

cc: C. Thomas Keegel, General Secretary-Treasurer, IBT
Paul W. Heldman, Senior Vice President and General Counsel, The Kroger Co.
Bruce M. Gack, Vice President and Assistant General Counsel, The Kroger Co.

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

OFFICE OF CORPORATE AFFAIRS

FAX COVER SHEET

TEL. No. (202) 624-8100 **FAX. No.** (202) 624-6833

DATE: 4/8/02

TO: Keir Gumbs, SEC Div. of Corp Fin

FROM: Joseph Horgan / Louis Malizia

DESTINATION FAX NUMBER: 202 942 9525

NO OF PAGES FOLLOWING COVER PAGE: 2

COMMENTS:
RE Kroger Company, No-Action Request and the Teamsters Affiliates Pension Plan.

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 12, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Company
Incoming letter dated February 19, 2002

The proposal urges the board to take the necessary steps to declassify the board for the purpose of director elections in a manner that does not affect the unexpired terms of directors previously elected.

We are unable to concur in your view that Kroger may exclude the proposal under rules 14a-8(i)(2) and (i)(6). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and (i)(6).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor